                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                     ------

                             20th Century Industries

                                (Name of Issuer)

                        Common Shares, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 8, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3



 (1)     NAME OF REPORTING PERSON/S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  / /
                                            (b)  / /

 (3)     SEC USE ONLY


 (4)     SOURCES OF FUNDS

                  WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 / /

 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Delaware


NUMBER OF                          (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                       (8)  SHARED VOTING POWER
OWNED BY                                   36,754,369
EACH
REPORTING                          (9)  SOLE DISPOSITIVE POWER
PERSON WITH
                                  (10)  SHARED DISPOSITIVE POWER
                                           36,754,369

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           36,754,369

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                 / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.0%

(14)     TYPE OF REPORTING PERSON

         HC, CO

CUSIP NO. 901272 20 3



 (1)     NAME OF REPORTING PERSON/S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  / /
                                            (b)  / /

 (3)     SEC USE ONLY


 (4)     SOURCES OF FUNDS

                  OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 / /

 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of New York


NUMBER OF                          (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                       (8)  SHARED VOTING POWER
OWNED BY                                   9,322,713
EACH
REPORTING                          (9)  SOLE DISPOSITIVE POWER
PERSON WITH
                                  (10)  SHARED DISPOSITIVE POWER
                                           9,322,713

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           9,322,713

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                 / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%

(14)     TYPE OF REPORTING PERSON

         IC, CO

CUSIP NO. 901272 20 3



 (1)     NAME OF REPORTING PERSON/S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  / /
                                            (b)  / /

 (3)     SEC USE ONLY


 (4)     SOURCES OF FUNDS

                  OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 / /

 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of New York


NUMBER OF                          (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                       (8)  SHARED VOTING POWER
OWNED BY                                   5,414,828
EACH
REPORTING                          (9)  SOLE DISPOSITIVE POWER
PERSON WITH
                                  (10)  SHARED DISPOSITIVE POWER
                                           5,414,828

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           5,414,828

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                 / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

(14)     TYPE OF REPORTING PERSON

         IC, CO

CUSIP NO. 901272 20 3



 (1)     NAME OF REPORTING PERSON/S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  / /
                                            (b)  / /

 (3)     SEC USE ONLY


 (4)     SOURCES OF FUNDS

                  OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 / /

 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Pennsylvania


NUMBER OF                          (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                       (8)  SHARED VOTING POWER
OWNED BY                                   5,414,828
EACH
REPORTING                          (9)  SOLE DISPOSITIVE POWER
PERSON WITH
                                  (10)  SHARED DISPOSITIVE POWER
                                           5,414,828

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           5,414,828

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                 / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

(14)     TYPE OF REPORTING PERSON

         IC, CO

CUSIP NO. 901272 20 3



 (1)     NAME OF REPORTING PERSON/S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  / /
                                            (b)  / /

 (3)     SEC USE ONLY


 (4)     SOURCES OF FUNDS

                  WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 / /

 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Pennsylvania


NUMBER OF                          (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                       (8)  SHARED VOTING POWER
OWNED BY                                   16,602,000
EACH
REPORTING                          (9)  SOLE DISPOSITIVE POWER
PERSON WITH
                                  (10)  SHARED DISPOSITIVE POWER
                                           16,602,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           16,602,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                 / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.0%

(14)     TYPE OF REPORTING PERSON

         IC, CO

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 3 amends Item 4 of the Statement on
Schedule 13D dated December 16, 1994, as amended by Amendment No. 1 thereto dated March 23, 1995 and supplements the information previously set forth in Amendment No. 2 thereto dated January 20, 1998 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the shares of Common Stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

                  Each capitalized term used in this statement which is defined in the Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a). On April 8, 1998, AIG filed with the United States Department of Justice and the Federal Trade Commission a Notification and Report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), with respect to the Common Stock of the Company, stating that AIG presently has a good faith intention to acquire for cash, from time to time within one year following the termination of the waiting period with respect to the filing, additional shares of Common Stock, including in such amounts that AIG would obtain ownership of more than 50 percent of the outstanding voting securities of the Company, thereby obtaining control over the Company and allowing AIG to account for its investment in the Company on a consolidated basis. Under the Act, and based on its prior filings thereunder, AIG currently may acquire up to approximately an additional 3,300,000 shares of Common Stock. It is expected that acquisitions of shares of Common Stock by AIG would be accomplished through purchases of shares of Common Stock on the New York Stock Exchange or other national securities exchanges or through interdealer quotation systems, in privately negotiated transactions or in other secondary transactions ("Secondary Market Transactions"); conversions into shares of Common Stock of all or a portion of the 224,950 shares of the Company's Series A Convertible Preferred Stock, par value $1.00 per share, currently held by AIG; and/or exercises of all or a portion of the Company's Series A Warrants to purchase 16,000,000 shares of Common Stock currently held by AIG.

                  Any such purchases, conversions or exercises will be dependent upon AIG's evaluation at such time of the Company's operating results and prospects, the market price for the Common Stock, the purchase price applicable to Secondary Market Transactions and other factors, and there can be no assurance that any such purchase, conversion or exercise will occur, or if they occur, the timing or extent thereof.




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


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1998


                                     AMERICAN INTERNATIONAL GROUP, INC.



                                     By: /s/ Kathleen E. Shannon
                                     ---------------------------------------
                                     Kathleen E. Shannon, Vice President,
                                     Secretary and Associate General Counsel



                                     AMERICAN HOME ASSURANCE COMPANY



                                     By: /s/ Edward E. Matthews
                                     -----------------------------------------
                                     Edward E. Matthews, Senior Vice President


                                     COMMERCE AND INDUSTRY INSURANCE COMPANY



                                     By: /s/ Edward E. Matthews
                                     -----------------------------------------
                                     Edward E. Matthews, Senior Vice President



                                     NATIONAL UNION FIRE INSURANCE COMPANY
                                                              OF PITTSBURGH, PA.



                                     By: /s/ Edward E. Matthews
                                     -----------------------------------------
                                     Edward E. Matthews, Senior Vice President



                                     NEW HAMPSHIRE INSURANCE COMPANY



                                     By: /s/ Edward E. Matthews
                                     -----------------------------------------
                                     Edward E. Matthews, Vice President




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